Filed pursuant to Rule 424(b)(3)

File No.  333-234759

FRANKLIN BSP PRIVATE CREDIT FUND

Class A Shares of Beneficial Interest

Advisor Class Shares of Beneficial Interest

Supplement No. 2, dated September 14, 2026 to the Prospectus and
Statement of Additional Information dated April 30, 2026

This supplement (“Supplement”) is part of and should be read in conjunction with the prospectus (the “Prospectus”) and statement of additional information (“SAI”) of Franklin BSP Private Credit Fund (the “Fund”), each dated April 30, 2026. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus and the SAI.

You should carefully consider the “Risk Factors” beginning on page 37 of the Prospectus before you decide to invest.

Change in Transfer Agent

Effective September 8, 2026, Ultimus Fund Solutions, LLC replaced SS&C Technologies, Inc. (“SS&C”), as transfer agent for the Fund. In connection with this change, the following updates to the Prospectus and SAI are effective immediately:

All references to SS&C as the Fund’s transfer agent in the Prospectus and SAI are hereby deleted and replaced with “Ultimus Fund Solutions, LLC” or “Ultimus” as the context requires.

All references to the phone number 833-260-3565 are deleted in their entirety and replaced with the following: 833-565-4228.

Prospectus

The section entitled “Summary of Terms—Distribution Reinvestment Plan” in the Prospectus is deleted in its entirety and replaced with the following:

The Fund operates a distribution reinvestment plan (“DRIP”) administered by Ultimus Fund Solutions, LLC (“Ultimus”). Pursuant to the DRIP, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund. Shareholders automatically participate in the DRIP, unless and until an election is made to withdraw from the plan on behalf of such participating shareholder. A shareholder who does not wish to have Distributions automatically reinvested may terminate participation in the Plan at any time by written instructions to that effect to Ultimus. Shareholders who elect not to participate in the DRIP will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, to such nominee). Such written instructions must be received by Ultimus one day prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the DRIP. Under the DRIP, the Fund’s Distributions to Shareholders are reinvested in full and fractional shares. See “Distributions—Distribution Reinvestment Plan.”

The second paragraph of the section entitled “Management of the Fund—Custodians, Distribution Paying Agent, Transfer Agent and Registrar” in the Prospectus is deleted in its entirety and replaced with the following:

Ultimus Fund Solutions, LLC, which has its principal office at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246, serves as the Fund’s distribution paying agent, transfer agent and registrar.

The section entitled “Plan of Distribution—Purchasing Shares” in the Prospectus is deleted in its entirety and replaced with the following:

Investors may purchase Shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by Ultimus. The returned check and stop payment fee is currently $25. Investors may buy and sell Shares of the Fund through Financial Intermediaries, which are authorized to designate other intermediaries to receive purchase and repurchase orders on the Fund’s behalf. Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary or such Financial Intermediary’s authorized designee. A Financial Intermediary may hold Shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial Intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund and the prompt forwarding of payment. Orders transmitted with a Financial Intermediary or a Financial Intermediary’s authorized designee before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary or such Financial Intermediary’s authorized designee. The Fund will be deemed to have received a purchase or repurchase order when a Financial Intermediary or, if applicable, a Financial Intermediary’s authorized designee, receives the order.

The availability of sales charge waivers, discounts, and/or breakpoints may depend on the particular Financial Intermediary or type of account through which an investor purchases or holds Shares. Investors should contact their Financial Intermediary for more information regarding applicable sales charge waivers and discounts available to them and the Financial Intermediary’s related policies and procedures.

If an investment is made through an IRA, Keogh plan or 401(k) plan, an approved trustee must process and forward the subscription to the Fund. In such case, the Fund will send the confirmation and notice of its acceptance to the trustee.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Franklin BSP Private Credit Fund to:

Overnight:	Regular Mail:

Franklin BSP Private Credit Fund c/o Ultimus Fund Solutions, LLC 225 Pictoria Drive, Suite 450 Cincinnati, OH 45246-1617	Franklin BSP Private Credit Fund c/o Ultimus Fund Solutions, LLC P.O. Box 46707 Cincinnati, OH 45246-0707

All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund may accept cashier’s checks in amounts greater than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, postdated on-line bill pay checks, or any conditional purchase order or payment.

The transfer agent will charge a $25 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to Shareholders. The Fund reserves the right to reject any application.

By Wire - Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application from a Financial Intermediary before an investor wires funds. The Financial Intermediary may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 833-565-4228 for wiring instructions and to notify the Fund that a wire transfer is coming.

Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

First National Bank of Omaha

Ultimus Fund Solutions, LLC FBO Franklin Templeton Interval Funds

1601 Dodge St. Omaha, NE 68102

ABA: 104000016

Account Number: 780325267

Further Credit/Reference: Investor Name and Investor Account Number (if available)

Automatic Investment Plan - Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. Subsequent investments may be made in any amount.

You may elect to make subsequent investments by transfers of any amount on specified days of each month into your established Fund account. Please contact your registered representative/investment advisor for more information about the Fund’s Automatic Investment Plan.

In compliance with the USA Patriot Act of 2001, the USB Administrator will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Registered representatives/investment advisors may call Investor Relations at 833-565-4228 for additional assistance when completing an application.

If the USB Administrator does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.

The first paragraph under the section entitled “Plan of Distribution—Class A Shares—Class A Sales Load or Contingent Deferred Sales Charge Waivers” in the Prospectus is deleted in its entirety and replaced with the following:

Class A Shares may be purchased without an initial sales load or contingent deferred sales charge (a “CDSC”) by certain investors. If you would like information about available initial sales load or contingent deferred sales charge waivers (a “Waiver”), call your investment representative or Ultimus at 833-565-4228.

The section entitled “Distributions—Distribution Reinvestment Plan” in the Prospectus is deleted in its entirety and replaced with the following:

The Fund operates under the DRIP administered by Ultimus. Pursuant to the plan, the Fund’s Distributions, net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.

Shareholders automatically participate in the DRIP, unless and until an election is made to withdraw from the plan on behalf of such participating shareholder. A shareholder who does not wish to have Distributions automatically reinvested may terminate participation in the DRIP at any time by written instructions to that effect to Ultimus. Shareholders who elect not to participate in the DRIP will receive all distributions in cash paid to the shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by Ultimus at least one (1) business day prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the DRIP. Under the DRIP, the Fund’s Distributions to Shareholders are automatically reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, Ultimus, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from Shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.

Ultimus will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. Ultimus will hold shares in the account of the Shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the DRIP. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. Ultimus will distribute all proxy solicitation materials, if any, to participating Shareholders.

In the case of Shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the DRIP, Ultimus will administer the DRIP on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the DRIP.

Neither Ultimus nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the DRIP, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Dividends will not relieve participants of any U.S. federal, state, local or non-U.S. tax that may be payable (or required to be withheld) on such Dividends. See “Tax Aspects.”

The Fund reserves the right to amend or terminate the DRIP. There is no direct service charge to participants with regard to purchases under the DRIP; however, the Fund reserves the right to amend the DRIP to include a service charge payable by the participants.

All correspondence concerning the DRIP should be directed to Franklin BSP Private Credit Fund, c/o Ultimus Fund Solutions, LLC, 225 Pictoria Dr., Suite 450, Cincinnati, OH 45246-1617 (direct overnight mail) or Franklin BSP Private Credit Fund, c/o Ultimus Fund Solutions, LLC, P.O. Box 46707, Cincinnati, OH 45246-0707. Certain transactions can be performed by calling the toll-free number 833-565-4228.

SAI

The first paragraph under the section entitled “Transfer Agent” in the SAI is deleted in its entirety and replaced with the following:

Ultimus Fund Solutions, LLC (“Ultimus”), which has its principal office at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246, serves as the Fund’s distribution paying agent, transfer agent and registrar.

Investors Should Retain This Supplement for Future Reference